Chunghwa Telecom participates in an investors conference Date of events: 2013/09/10 Contents:

1.	Date of the investor conference: 2013/09/23~2013/09/25

2.	Time of the investor conference: 9:30AM

3.	Location of the investor conference: Hong Kong

4.	Brief information disclosed in the investor conference: The conference will be held by CLSA

5.	The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6.	Will the presentation be released in the Company’s website: Presentation will be released on

http://www.cht.com.tw/chtir

7. Any other matters that need to be specified: None